EXHIBIT 99.1

Ctrip.com International, Ltd. Announces Proposed Offering of 22,500,000 American Depositary Shares

SHANGHAI, September 6, 2016 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced the commencement of the offering of 22,500,000 American depositary shares (the “ADSs”), each representing 0.125 of an ordinary share of the Company (the “ADS Offering”). The Company intends to grant the underwriters in the ADS Offering a 30-day option to purchase up to an additional 3,375,000 ADSs to cover over-allotments, if any.

The Company also commenced a concurrent offering of up to US$750 million in aggregate principal aggregate principal amount of convertible senior notes due 2022 (the “Notes”) (the “Notes Offering”). The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$112.5 million principal amount of the Notes solely to cover over-allotments, if any. The closing of the ADS Offering is not contingent upon the closing of the Notes Offering, and the closing of the Notes Offering is not contingent upon the closing of the ADS Offering. The offerings are subject to market conditions and other factors.

J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc are acting as the joint book-running managers for the ADS Offering.

Concurrently with, and subject to, the completion of the ADS Offering, Baidu Inc. (“Baidu”), Ctrip’s existing shareholder, and another of Ctrip’s major strategic shareholders (“Strategic Shareholder”) through their respective affiliates, have agreed to purchase from Ctrip US$100 million and US$25 million, respectively, of Ctrip’s ordinary shares at a price per share equal to the price of the ADS Offering adjusted to reflect the ADS-to-ordinary share ratio. The Company’s concurrent issuance and sale of ordinary shares to Baidu and the Strategic Shareholder is being made in private placements pursuant to exemptions from registration with the U.S. Securities and Exchange Commission (the “SEC”) under Regulation S and Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), respectively.

In addition, concurrently with, and subject to, the completion of the Notes Offering, the Strategic Shareholder has also agreed to purchase from Ctrip US$25 million aggregate principal amount of convertible notes due 2022. The Company’s concurrent issuance and sale of convertible notes to the Strategic Shareholder is being made in a private placement pursuant to an exemption from registration with the SEC under Section 4(a)(2) of the Securities Act.

The ADSs will be offered under the Company’s existing shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on December 9, 2015. A preliminary prospectus supplement related to the proposed ADS Offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, Attention: Prospectus Library, 866-803-9204, and Morgan Stanley, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY, 10014.

The Company plans to use the net proceeds from the ADS Offering and the concurrent private placement of ordinary shares to Baidu and the Strategic Shareholder for organic growth of Ctrip’s business, acquisitions of and investments in complementary businesses and assets, and other general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the ADSs and the Notes, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the SEC, including its annual report on Form 20-F, the registration statement on Form F-3 on December 9, 2015 and the preliminary prospectus supplement relating to the ADS Offering filed on September [6], 2016. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com